UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)

State Auto Financial Corporation

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

855-707105

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

Schedule 13G/A (Amendment No. 8)

CUSIP No.: 855-707105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) State Automobile Mutual Insurance Company I.R.S. Identification No.: 31-4316080
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ The reporting person disclaims membership in any group.
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 26,120,314 Common Shares (as of December 31, 2007)
6 SHARED VOTING POWER -0- Common Shares (as of December 31, 2007)
7 SOLE DISPOSITIVE POWER 26,120,314 Common Shares (as of December 31, 2007)
8 SHARED DISPOSITIVE POWER -0- Common Shares (as of December 31, 2007)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,120,314 Common Shares (as of December 31, 2007)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 64.4% (as of December 31, 2007)
12	TYPE OF REPORTING PERSON IC

Items 1 Through 10

of

Schedule 13G/A (Amendment No. 8)

for

State Automobile Mutual Insurance Company

Item 1.	(a)	Name of Issuer:

State Auto Financial Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

518 East Broad Street, Columbus, Ohio 43215

Item 2.	(a)	Name of Person Filing:

State Automobile Mutual Insurance Company

	(b)	Address of Principal Business Office:

518 East Broad Street, Columbus, Ohio 43215

	(c)	Place of Organization:

Ohio

	(d)	Title of Class of Securities:

Common Shares, without par value

	(e)	CUSIP Number:

855-707105

Item 3.		Not Applicable.

Item 4.	The information contained in rows 5 through 9, inclusive, and row 11 of the cover page are incorporated herein by reference.

Item 5.	Not Applicable.

Item 6.	Not Applicable.

Item 7.	Not Applicable.

Item 8.	Not Applicable.

Item 9.	Not Applicable.

Item 10.	Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

STATE AUTOMOBILE MUTUAL INSURANCE COMPANY

January 31, 2008	By	/s/ Steven E. English
Steven E. English, Vice President and Chief Financial Officer